UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period    August 2006            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

355 Burrard Street, Suite 830, Vancouver, British Columbia, Canada V6C 2G8

(Address of principal executive offices)

1.

Interim Financial Statements (unaudited) for the period ended June 30, 2006.

2.

Management Discussion and Analysis for the period ended June 30, 2006.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: September 1, 2006	By: /s/ Simon Ridgway Simon Ridgway President and Director

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

UNAUDITED FINANCIAL STATEMENTS: In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2006.

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	June 30, 2006	December 31, 2005

ASSETS

CURRENT
Cash and short-term investments (Note 2)	$ 1,442,934	$ 1,423,554
Marketable securities (Note 2)	10,727,721	11,936,277
Advances and other receivables (Note 4)	151,423	305,864
GST receivable	56,558	26,052
Due from related parties (Note 4)	186,990	256,649
Prepaid expenses and deposits	149,285	102,641

	12,714,911	14,051,037
PROPERTY & EQUIPMENT	366,009	384,720
MINERAL PROPERTIES	14,634,179	13,731,865

	$ 27,715,099	$ 28,167,622

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$ 268,755	$ 251,398
Due to related party (Note 4)	495	35,129
	269,250	286,527

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 3)	42,486,069	42,402,819
CONTRIBUTED SURPLUS	3,443,487	2,244,987

	45,929,556	44,647,806
DEFICIT	(18,483,707)	(16,766,711)

	27,445,849	27,881,095

	$ 27,715,099	$ 28,167,622

APPROVED BY THE DIRECTORS:

“signed” , Director	“signed” , Director
Simon Ridgway	Mario Szotlender

RADIUS GOLD INC.

(An Exploration Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2006	2005	2006	2005
DEFICIT - BEGINNING OF PERIOD	$(18,328,198)	$(10,377,655)	$(16,766,711)	$(10,087,313)
Net loss for the period (Note 3)	(155,509)	(244,203)	(1,716,996)	(534,545)
DEFICIT - END OF PERIOD	$(18,483,707)	$(10,621,858)	$(18,483,707)	$(10,621,858)

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2006	2005	2006	2005
REVENUE
Interest income	$ 13,051	$ 31,806	$ 115,188	$ 64,249
Other income	5,710	18,590	15,185	39,889

	18,760	50,396	130,372	104,138
EXPENSES
Amortization	10,572	11,564	23,347	21,577
Consulting fees (Note 4)	10,015	4,026	6,942	7,254
Foreign currency exchange	7,610	(32,775)	18,087	24,869
Geological costs	533	-	533	-
Legal and accounting fees	14,985	54,496	26,552	109,466
Non-cash compensation charge (Notes 2&3)	-	-	1,230,750	-
Office and miscellaneous	21,984	33,114	40,407	71,217
Public relations	34,696	118,020	51,741	187,533
Property investigations	582	-	582	-
Filing and transfer agent fees	5,080	2,922	13,240	19,749
Management fees & salaries (Note 4)	47,938	61,341	97,335	129,558
Travel and accommodation	20,275	41,891	29,992	67,460

	174,269	294,599	1,539,507	638,683

OTHER EXPENSES
Write off of deferred exploration costs	-	-	307,861	-
	-	-	307,861	-
NET LOSS FOR THE PERIOD	$ 155,509	$ 244,203	$ 1,716,996	$ 534,545

LOSS PER SHARE	$ (0.00)	$ (0.00)	$ (0.03)	$ (0.01)

NUMBER OF WEIGHTED AVERAGE SHARES	53,006,043	52,669,647	52,935,988	52,547,978

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Three Month Period Ended June 30,		Six Month Period Ended June 30,
	2006	2005	2006	2005
OPERATING ACTIVITIES
Net loss for the period	$ (155,509)	$ (244,203)	$(1,716,996)	$ (534,545)
Items not involving cash
Amortization	10,572	11,564	23,347	21,577
Write-off of deferred exploration costs	-	-	307,861	-
Non-cash compensation charge (Note 3)	-	-	1,230,750	-
	(144,937)	(232,639)	(155,038)	(512,968)

Changes in non-cash working capital items	367,466	(400,506)	94,649	(998,118)

	222,529	(633,145)	(60,389)	(1,511,086)
FINANCING ACTIVITIES
Proceeds on issuance of common shares	51,000	3,000	51,000	243,140

INVESTING ACTIVITIES
Marketable securities	1,008,949	-	1,208,556	-
Due to related parties (Note 4)	139	26,872	(34,634)	26,872
Due from related parties (Note 4)	27,856	7,165	69,659	(157,544)
Expenditures on deferred exploration costs	(544,859)	(745,588)	(1,210,176)	(1,222,937)
Purchase of property & equipment	(2,352)	(36,178)	(4,636)	(43,726)
	489,733	(747,729)	28,769	(1,397,335)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	763,262	(1,377,874)	19,380	(2,665,281)

Cash and cash equivalents- beginning of period	679,672	15,246,579	1,423,554	16,533,986

CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 1,442,934	$ 13,868,705	$ 1,442,934	$ 13,868,705

Supplementary disclosure of cash flow information:
Cash paid for interest	$ -	$ -	$ -	$ -
Cash paid for income taxes	$ -	$ -	$ -	$ -

Non-cash Transactions – Note 6

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS
FOR THE SIX MONTHS ENDED JUNE 30, 2006
(Unaudited - Prepared by Management)
(Expressed in Canadian Dollars)

	Guatemala	Nicaragua		Mexico	Argentina	Columbia		Period Ended	Year Ended
	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	Mineral Concessions	General Exploration	General Exploration	June 30, 2006	December 31, 2005
ACQUISITION COSTS
BALANCE – BEGINNING OF PERIOD	$ 3,864,669	$ -	$ 19,315	$ -	$ 102,289	$ -	$ -	$ 3,986,273	$8,391,571
Cash	-	-	-	-	-	-	-	-	231,913
Write-off Acquisition Costs	-	-	-	-	(58,882)	-	-	(58,882)	(4,637,211)
BALANCE - END OF PERIOD	3,864,669	-	19,315	-	43,407	-	-	3,927,391	3,986,273
DEFERRED EXPLORATION COSTS
BALANCE - BEGINNING OF PERIOD	$5,470,075	$ 897,668	$ 2,848,219	$307,330	$ 185,314	$ 29,524	$ 7,461	$ 9,745,591	$8,428,027
Property Payment/Investigation	-	824	12,230	-	764	-	-	13,819	13,680
Automobile	2,229	21,469	7,168	6,324	5,425	-	-	42,615	139,091
Camp, food and supplies	1,830	17,202	9,415	7,531	6,142	-	-	42,119	93,741
Drafting, maps and printing	141	811	244	5,020	167	-	-	6,383	4,104
Drilling	-	-	-	-	-	-	-	-	113,474
Exploration administration	1,179	7,337	5,512	7,871	743	-	-	22,643	33,399
Environment	-	40	4,032	-	-	-	-	4,071	6,601
Geochemistry	-	4,344	115,019	10,266	35,438	-	-	165,067	256,972
Geological consulting (Note 4)	18,386	146,889	78,893	105,092	108,974	-	8,250	466,485	997,148
Other consulting	7,918	29,969	1,320	4,484	2,895	-	-	46,586	63,840
Legal and accounting	1,565	3,599	3,375	29,889	1,425	-	-	39,853	70,656
Licenses, rights and taxes	-	5,635	48,406	4,569	19,462	-	-	78,072	151,217
Linecutting & Trenching	93	4,886	1,261	6,694				12,933
Materials	202	2,211	2,621	2,882	2,829	-	-	10,746	38,976
Maintenance	718	1,408	2,377	496	1,202	-	-	6,200	9,578
Miscellaneous	1,109	944	2,310	366	4,088	-	-	8,815	11,577
Medical expenses	2,213	4,720	3,614	4,896	2,184	-	-	17,626	34,937
Rent and utilities	14,379	21,971	4,906	1,978	1,233	-	-	44,467	50,447
Rental equipment	-	-	-	1,061	-	-	-	1,061	4,826
Salaries and wages	16,695	41,015	21,641	12,255	11,152	-	-	102,758	208,627
Shipping	220	5,331	2,979	1,570	311	-	-	10,411	16,405
Telephone and communications	1,107	8,400	2,030	3,778	3,647	-	-	18,962	47,567
Travel and accommodation	1,224	21,399	7,170	9,592	9,096	-	-	48,482	231,224
	71,208	350,403	336,522	226,614	217,180	-	8,250	1,210,176	2,598,087
Write-off Exploration Costs	-	-	-	-	(248,979)			(248,979)	(1,280,523)
BALANCE - END OF PERIOD	5,541,283	1,248,071	3,184,741	533,944	153,515	29,524	15,711	10,706,789	9,745,591
TOTAL MINERAL PROPERTIES – END OF PERIOD
	$9,405,952	$1,248,071	$3,204,056	$533,944	$ 196,922	$ 29,524	$ 15,711	$14,634,179	$13,731,864

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Months Ended June 30, 2006

Expressed in Canadian Dollars

1.

Nature and Continuance of Operations

Radius Gold Inc. (The Company) was formed by the amalgamation of Radius Explorations Ltd. (Radius) (formerly RDU – TSXV) and PilaGold Inc. (PilaGold) (formerly PRI – TSXV) which became effective on July 1, 2004.

The Company is engaged in acquisition and exploration of mineral properties in Guatemala, Nicaragua, Mexico, Argentina, and Colombia. The amounts shown for the mineral properties represent costs incurred to date and do not reflect present or future values.  The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain reserves that are economically recoverable.  Accordingly, the recoverability of these capitalized costs is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their development and upon future profitable production.

The interim consolidated financial statements contained herein include the accounts of Radius Gold Inc. and its wholly-owned subsidiaries located in Cayman Islands, Guatemala, Nicaragua, Panama, Mexico and the Dominican Republic.

The six months ending June 30, 2006 consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year.  The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

2.

Accounting Policy

(a)

Stock-Based Compensation

The Company grants options in accordance with the policies of the TSX Venture Exchange (“TSX-V”).  The Company has adopted the CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends the fair value-based methodology for measuring all compensation costs. Commencing January 1, 2004 the fair value of stock options awarded is recognized as an expense.

(b)

Marketable Securities

Marketable securities are recorded at the lower of cost or market value.

(c)

Cash and Cash Equivalents

Cash and cash equivalents included highly liquid investments with original maturities of three months or less.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Months Ended June 30, 2006

Expressed in Canadian Dollars

3.

Share Capital

Authorized:

   Unlimited common shares without par value

	Number of Shares		Price Per Share	Amount $
Issued:			$
Balance June 30, 2004	40,306,492			29,655,020

Amalgamation options 1 Radius for 2.25 PilaGold	10,284,452		1.11	11,415,742
Exercise of stock options	117,000		0.65	76,050
Exercise of stock options	35,000		0.60	21,000
Exercise of stock options	54,000		0.68	36,720
Exercise of stock options	30,000		0.95	28,500
Exercise of stock options	30,000		0.90	27,000
Exercise of stock options	65,000		1.10	71,500
Exercise of stock options	79,444		0.99	78,650
Exercise of warrants	2,089,800		0.25	522,450
Transfer of contributed surplus on exercise of options	-	15,000	0.49	7,350
Transfer of contributed surplus on exercise of options	-	65,000	0.59	38,350
Transfer of contributed surplus on exercise of options	-	55,000	0.64	35,200
Transfer of contributed surplus on exercise of options	-	65,000	0.73	47,450
Balance December 31, 2004	53,091,188			42,060,982
Exercise of stock options	37,800		1.30	49,140
Exercise of stock options	40,000		0.90	36,000
Exercise of stock options	50,000		0.99	49,500
Exercise of stock options	35,000		1.00	35,000
Exercise of stock options	57,000		1.50	85,500
Transfer of contributed surplus on exercise of options	-	90,000	0.59	53,100
Transfer of contributed surplus on exercise of options	-	35,000	0.60	20,931
Transfer of contributed surplus on exercise of options	-	37,800	0.34	12,666

Balance December 31, 2005	53,310,988			42,402,819

Exercise of stock options	75,000		0.68	51,000
Transfer of contributed surplus on exercise of options	-	75,000	0.43	32,250

Balance June 30, 2006	53,385,988			42,486,069

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Months Ended June 30, 2006

Expressed in Canadian Dollars

3.

Share Capital (cont’d)

Escrow Shares

As at June 30, 2006, there are 375,000 common shares held in escrow, the release of which is subject to regulatory approval. Effective May 31, 2005, 375,000 shares were released from escrow.

Stock Options

The Company has established a formal stock option plan in accordance with the policies of the TSX-V under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the market price of the Company’s stock as calculated on the date of grant.  The options are for a maximum term of five years.

Stock option transactions and the number of stock options outstanding are summarized as follows:

	June 30, 2006		June 30, 2005
	Number of Options	Weighted Average Exercise	Number of Options	Weighted Average Exercise
Outstanding, beginning of period	2,558,332	$1.05	3,691,219	$1.05
Expired Unexercised	(125,000) (50,000)	0.85 1.00	(22,222) -	1.46 -
Granted	2,735,000	0.70	-	-
Exercised	(75,000)	0.68	(50,000)	0.99
	-	0.00	(23,000)	1.00
	-	0.00	(40,000)	0.90
	-	0.00	(37,800)	1.30

Cancelled	(140,000)	1.00	-	-
	(17,778)	0.99	-	-
	(100,000)	0.90	-	-
	(40,000)	0.99	-	-
	(128,888)	1.46	-	-
	(22,222)	2.03	-	-
	(225,000)	1.10	-	-
	(44,444)	1.37	-	-
	(150,000)	1.32	-	-
	(650,000)	1.00	-	-
	(50,000)	1.50	-	-
Outstanding, end of period	3,475,000	$1.07	3,518,197	$1.05

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Months Ended June 30, 2006

Expressed in Canadian Dollars

3.

Share Capital (cont’d)

Stock Options (cont’d)

The following stock options were outstanding and exercisable at June 30, 2006.

Number	Exercise Price ($)	Expiry Date

670,000	0.68	Jan 7, 2008
50,000	1.00	Sept 2, 2009
20,000	0.68	Sept 29, 2010
2,735,000	0.70	Feb 21, 2011

3,475,000

Stock-Based Compensation

The Company uses the fair value based method of accounting for stock options granted to consultants, directors, officers and employees. A non-cash compensation charge of $1,230,750 associated with the granting of options to directors and employees has been recognized in the financial statements for the six months ended June 30, 2006, with a corresponding increase to contributed surplus. These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate

4.02%

Expected stock price volatility

76%

Expected term in years

5

Expected dividend yield

0.0%

4.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the period ended June 30,
	2006	2005
Expenses:
Consulting fees	$-	$ 8,349
Management fees	30,000	30,000
Salaries and benefits	42,294	-
Mineral property costs Geological consulting fees	93,995	66,000
	$166,289	$ 96,000

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Months Ended June 30, 2006

Expressed in Canadian Dollars

4.

Related Party Transactions (cont’d)

Advances and other receivables include $40,851 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $186,990 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $25,582 payable to a company which has a common director with the Company and to officers of the Company.

Due to related parties of $495 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

5.

Segmented Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operation decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to gold exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis. The Company’s assets are located in Canada, Caymans, Argentina, Colombia, Guatemala, Nicaragua, Panama, Dominican Republic and Mexico.

Details of identifiable assets by geographic segments are as follows:

Radius Gold Inc.

An Exploration Stage Company

Notes to the Interim Consolidated Financial Statements

(Unaudited – Prepared by Management)

Six Months Ended June 30, 2006

Expressed in Canadian Dollars

5.

Segmented Information (cont’d)

Total Assets	Period Ended June 30, 2006	Year Ended December 31, 2005

Canada	$ 14,724,539	$ 13,059,538
Caymans	(135,248)	761,493
Argentina	29,524	29,524
Colombia	15,711	7,461
Guatemala	9,417,469	9,451,121
Nicaragua	3,233,328	4,055,501
Mexico	436,762	680,287
Panama	(8,777)	120,908
Dominican Republic	1,791	1,789
	$ 27,715,099	$ 28,167,622
Property & Equipment
Canada	$ 35,107	$ 49,934
Guatemala	66,124	72,529
Nicaragua	234,660	232,617
Mexico	30,118	29,640
	$ 366,009	$ 384,720
Resource Properties Acquisition
Guatemala	$ 3,864,669	$ 3,864,669
Nicaragua	19,315	19,315
Mexico	43,407	102,289
	$ 3,927,391	$ 3,986,273
Deferred Exploration Costs
Argentina	$ 29,524	$29,524
Colombia	15,711	$7,461
Guatemala	5,541,284	5,470,075
Mexico	687,458	492,645
Nicaragua	4,432,811	3,745,887
	$ 10,706,788	$ 9,745,592

6.

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.

7.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

RADIUS GOLD INC.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

Second Quarter Report – June 30, 2006

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited interim consolidated financial statements of the Company for the six months ended June 30, 2006.  The following information, prepared as of August 18, 2006, should be read in conjunction with the June 30, 2006 financial statements, which have been prepared in accordance with Canadian generally accepted accounting principles.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The June 30, 2006 financial statements have not been reviewed by the Company’s auditors.

Business of the Company

The Company is in the business of acquiring, exploring and developing mineral properties, primarily gold targets, with a regional focus on Central America.  In some instances joint venture partners are found to advance the projects following discovery.  Presently the Company has a portfolio of projects in Nicaragua, Guatemala and southern Mexico.

Nicaragua

The most advanced project in Nicaragua is the Natividad project which is located in Central Nicaragua. Radius is advancing this project through a joint venture with Meridian Gold Inc.  Meridian has an option to earn a 60% interest in the project by making certain exploration expenditures and cash payments to the Company, the details of this earn-in can be reviewed on the Radius web site.  To date, Meridian has expended over US$3.5 million on the property.  Having completed a total of 43 holes at Natividad in 2005, drilling is again underway at Natividad.

This second round of drilling will attempt to extend the high-grade shoots indicated by last year’s drilling, explore the Pavon North and Las Brisas veins for better mineralization at deeper levels than were tested last year, and drill test new zones that were discovered from the on-going regional work completed within the joint venture area.

Elsewhere in Nicaragua, Radius is continuing to market the San Pedro project.  Field teams continued prospecting, mapping and sampling at the project during the quarter with the aim of defining additional drill targets.  At the same time, the Company is actively seeking a joint venture partner to drill test this project.

Regional work also continues in the country, recently identifying several new areas with potential.  Follow-up work is presently being undertaken on these targets.

Guatemala

In Guatemala, Radius’s technical personnel have commenced reviewing bids for underground work at the Tambor project.  Previous drilling on the project defined some very high grade gold shoots, the size of which was never defined by the drill programs conducted.  The Company feels that obtaining underground access to these areas would be a cost effective way to establish any continuity to these shoots, and believes there is potential to significantly increase the size of the present resource on this property.

In western Guatemala, the Company had a joint venture with Glamis Gold Ltd. on the Banderas gold project.  Recently Glamis has terminated this joint venture and returned the property to Radius.  Results obtained by the two drill programs conducted by Glamis are being reviewed by the Company and a decision is pending where we go from here on this project.

Mexico

Radius’s teams continue the regional exploration programs ongoing in Mexico.

Results of Operations

For the six months ended June 30, 2006, the Company had a consolidated net loss of $1,716,996 ($0.03 per share) compared to a net loss of $534,545 ($0.01 per share) for the six months ended June 30, 2005.  Interest and other income was higher in the 2006 period as compared to the 2005 period, and corporate expenses (not including stock-based compensation and amortization) in 2006 were almost half of corporate expenses for 2005.  Categories of corporate expenses which were significantly lower in the six months ended June 30, 2006 were legal and accounting, office and miscellaneous, public relations, and travel.  The increase in net loss from 2005 to 2006 is due mainly to a non-cash compensation charge in 2006 of $1,230,750 and a write-off of exploration costs of $307,861.

Quarterly Information

The following table provides information for the eight fiscal quarters ended June 30, 2006:

	Second Quarter Ended June 30, 2006 ($)	First Quarter Ended March 31, 2006 ($)	Fourth Quarter Ended Dec. 31, 2005 ($)	Third Quarter Ended Sept. 30, 2005 ($)	Second Quarter Ended June 30, 2005 ($)	First Quarter Ended March 31, 2005 ($)	Fourth Quarter Ended Dec. 31, 2004 ($)	Third Quarter Ended Sept. 30, 2004 ($)
Total Income	18,760	111,612	69,162	167,825	50,396	53,742	193,492	163,124
Net Loss (Gain)	155,509	1,561,487	6,148,545	(3,692)	244,203	290,342	1,726,354	762,091
Net Loss per share	0.00	0.03	0.12	0.00	0.00	0.01	0.03	0.02

Liquidity and Capital Resources

The Company’s cash and marketable securities decreased from $13.4 million at December 31, 2005 to $12.2 million at June 30, 2006.  During the six months ended June 30, 2006, the Company spent $1,214,812 in exploration and equipment costs and $155,038 on corporate expenses.  Working capital at June 30, 2006 was $12.4 million compared to $13.8 million at December 31, 2005.

Management expects that the Company will have sufficient working capital to meet its corporate and exploration commitments over at least the next 24 months.  Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Mineral Properties Expenditures

Guatemala - During the six months ended June 30, 2006, $71,208 was spent on exploration of mineral properties in Guatemala.  Of that amount, the major expenditure categories include $18,386 for geological consulting fees, $16,695 for salaries and $14,379 for rent and utilities.

Nicaragua - During the six months ended June 30, 2006, the Company incurred $686,925 in exploration costs in Nicaragua.  Of that amount, the major expenditure categories include $225,782 for geological consulting fees, $119,363 for geochemistry, and $62,656 for salaries.

Mexico - During the six months ended June 30, 2006, the Company spent $443,794 in exploration costs in Mexico.  Of that amount, the major expenditure categories include $214,066 for geological consulting fees, $31,314 for legal and accounting, and $23,407 for salaries.  Deferred acquisition and exploration costs totalling $307,861 were written off in the quarter ended March 31, 2006, for properties on which no further work is warranted.

Colombia - During the six months ended June 30, 2006, the Company spent $8,250 on property investigations in Colombia.

Related Party Transactions

The Company incurred the following expenditures charged by officers and companies which have common directors with the Company:

	For the period ended June 30,
	2006	2005
Expenses:
Consulting fees	$ -	$ 8,349
Management fees	30,000	30,000
Salaries and benefits	42,294	-
Mineral property costs
Consulting fees	93,995	66,000

	$ 166,289	$ 96,000

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $40,851 due from directors, officers and employees of the Company. These were funds advanced for Company expenses and any balance owed will be paid back in the normal course of business.

Due from related parties of $186,990 are amounts due from companies which have a common director with the Company and arose from shared administrative costs. The balance owing is repayable in the normal course of business.

Accounts payable and advances include $25,582 payable to a company which has a common director with the Company and to officers of the Company.

Due to related parties of $495 are amounts due to companies which have a common director with the Company and arose from shared administrative costs. The amount is repayable in the normal course of business.

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position Outstanding Warrants and Options

The Company’s current outstanding share position is 53,385,988 common shares, and the following share purchase warrants and incentive stock options are currently outstanding:

WARRANTS
No. of Shares	Exercise Price	Expiry Date

Nil

STOCK OPTIONS
No. of Shares	Exercise Price	Expiry Date

670,000	$0.68	January 7, 2008
50,000	$1.00	September 2, 2009
20,000	$0.68	September 29, 2010
2,735,000	$0.70	February 21, 2011
3,475,000

Financial Instruments

The carrying value of cash and cash equivalents, receivables, due from/to related parties and accounts payable and accrued liabilities approximate fair value because of the short-term maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  The Company’s mineral properties are also located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility and uncertainty of additional financing.

Internal Disclosure Controls and Procedures

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.